Exhibit 99.7

Red White & Bloom Closes Acquisition of

Florida Operations from Acreage Holdings

TORONTO, April 28, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to announce that, further to its press release of February 25, 2021, its new subsidiary, RWB Florida LLC, has completed the acquisition of all of the issued and outstanding shares of Acreage Florida, Inc. (“Acreage Florida”) from High Street Capital Partners, LLC (the “Seller”), a subsidiary of Acreage Holdings Inc. (“Acreage”) (CSE: ACRG.A.I; ACRG.B.U) (OTCQX: ACRDF, ACRHF). RWB also completed the acquisition of certain owned and leased real estate assets used in Acreage Florida’s operations (the “Florida Real Estate”).

RWB Florida is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the state of Florida. The deal also includes the sale of property in Sanderson, Florida that includes over 15 acres of land and approximately 114,000 SF facility for cultivation and a 4,000 SF freestanding administrative office building. In addition, RWB Florida has 8 leased stores in prime locations throughout the state.

“The Florida cannabis market is poised for tremendous growth and is forecasted to be a top 5 State by the year 2025” said Brad Rogers, CEO of Red White & Bloom.  “With approximately 450,000 medical cannabis patients currently registered in Florida, we see this as an amazing growth opportunity for the company. Combine this with a population of 20M and we are delighted this deal has been finalized and look forward to delivering the highest quality medical products to the market.”

Jim Frasier, formerly of Acreage, has been appointed the position of Florida General Manager for Red White & Bloom.  “Our employees are impressed with Red White & Bloom’s commitment to the local communities as they expand their ESG program around the environment, jobs, social justice and governance. We are excited to play a major role in the benefits cannabis can bring to the state of Florida.”

Deal Terms:

RWB, RWB Florida and Seller entered into a definitive Stock Purchase Agreement on February 21, 2021, as amended on April 27, 2021, to acquire Acreage Florida and the Florida Real Estate from Seller for an aggregate purchase price of US $60,000,000 in cash, stock and other considerations including:

•an up-front cash payment of US $5,000,000 previously paid on execution of the Stock Purchase Agreement;

•a cash payment of approximately US $16,500,000 made on closing (the “Cash Purchase Price”);

•US $7,000,000 in common shares of RWB (“RWB Shares”), amounting to 5,950,971 RWB Shares based on a Volume weighted average price of RWB’s Shares on the CSE for the 5 trading days prior to closing, subject to a 12 month lock-up agreement dated April 27, 2021 between Seller and RWB (the “Lock-Up Agreement”) pursuant to which 1/6 of the RWB Shares will be released to the Seller each month commencing the 6th month after the entering into of the Lock-Up Agreement, or immediately upon a change of control transaction;

•US $28,000,000 in vendor take back promissory notes (comprised of a US $10,000,000 7 month note bearing interest at 8% per annum, a US $18,000,000 13 month note bearing interest at 8% per annum and an approximate US $3,500,000 5 Business Day Note bearing interest at 1% per annum) (collectively, the “Promissory Notes”);

•The Promissory Notes are secured by a pledge agreement between RWB Florida and Seller pursuant to which the shares of Acreage Florida were pledged to Seller and the Promissory Notes are guaranteed by the Company; and

•The parties entered into a transition services agreement dated April 27, 2021 (the “TSA”) whereby Seller agreed to provide certain transition services to RWB with respect to continued operations of Acreage Florida by RWB until September 1, 2021 including certain financial reporting and general accounting support, the use of the “Botanist” Brand until such time as RWB receives regulatory clearance in respect of the “High Times” brand or other alternative brand in Florida as well as certain HR and IT support.

To assist in the funding of the transaction:

a.RWB closed on an aggregate principal amount of US $11,000,000 unsecured debentures (the “Debentures”) on April 21, 2021 from arm’s length investors (the “Debenture Purchasers”). The Debentures bear interest at the rate of 12% per annum and mature 150 days from the date of issuance. In consideration of the purchase of the Debentures by the Debenture Purchasers, RWB issued the Debenture Purchasers an aggregate of 900,000 RWB Shares at a price of $1.184 per Origination Share; and

b.RWB and RWB Florida entered into a binding expression of intent (the “Binding Term Sheet”) with four (4) arm’s-length investors (the “Term Sheet Investors”) pursuant to which the Term Sheet Investors would invest US $8,000,000 to purchase:

i.an aggregate amount of US $3,000,000 of equity RWB Florida (representing approximately 3.75% of the equity of RWB Florida) (the “Term Sheet Equity”) subject to the right of RWB to repurchase this equity from the Term Sheet Investors for the amount equal to the EBITDA of RWB Florida with a multiple of 8x; and

ii.purchase an aggregate principal amount of US $5,000,000 unsecured convertible debentures of RWB (the “Term Sheet Debentures”). The principal of Term Sheet Debentures plus interest in the amount of 24.0% (8% per annum) will be due and payable on the 3rd anniversary of the Term Sheet Debentures; provided that the Term Sheet Investors may convert their Term Sheet Debentures into RWB Shares at a conversion price equal to US $2.75 per RWB Share; provided, further, if the RWB Shares are valued at US $6.00 per RWB Share, RWB may force conversion. RWB will have the option to repay the Term Sheet Debentures after one year along with 8% annual interest.

iii.To date, a total of US $5.5M towards the purchase of Term Sheet Equity and Term Sheet Debentures has been funded and used by RWB towards the Cash Purchase Price. The Term Sheet Investors, RWB Florida and RWB will enter into certain definitive agreements in respect of their investments in the coming days.

A finder’s fee is payable on the transaction.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

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FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.